

07006760

UNITED STATES
---ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED
MAR 0 5 2007
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33559

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Phase II Financial, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Broad Street
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal (212) 668-5782
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sullivan, Bleakley & Company, LLP
(Name — *if individual, state last, first, middle name*)

116 W. Baltimore Avenue (Address) Media (City) PA (State) 19063 (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

OATH OR AFFIRMATION

I, Albert G. Lowenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phase II Financial, Ltd., as of December 31, ~~19~~ 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature Albert G. Lowenthal

General Partner
Title

FRANCINE BARNA
NOTARY PUBLIC, State of New York
No. 01BA6130114
Qualified in Richmond County
Commission Expires July 5, 2009



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sullivan, Bleakley & Company, LLP [70]

ADDRESS

116 W. Baltimore Avenue [71]	Media [72]	PA [73]	19063 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

SULLIVAN, BLEAKLEY & COMPANY, LLP
Certified Public Accountants

JOSEPH M. SULLIVAN, CPA
RALPH E. BLEAKLEY, CPA

MEMBERS
PENNA. INSTITUTE OF CPAS
AMERICAN INSTITUTE OF CPAS

116 W. BALTIMORE AVENUE
MEDIA, PA 19063
(610) 565-8810
FAX (610) 565-6074
Email: sbccpa@bigplanet.com

February 1, 2007

To the Partners of
Phase II Financial, Ltd.
New York, New York

We have audited the accompanying Statement of Financial Condition of Phase II Financial, Ltd. as of December 31, 2006 and the related Statements of Income and Expense, Ownership Equity and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Phase II Financial, Ltd. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Respectfully submitted,

Sullivan, Bleakley & Company, LLP

FORM X-17A-5

SEC 1696 (7-78) 3/78

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER

Phase II Financial, Ltd. [13]

SEC FILE NO.

8-33559 [14]

FIRM ID. NO.

16249 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

125 Broad Street [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY)

01-01-2006 [24]

AND ENDING (MM/DD/YY)

12-31-2006 [25]

New York [21]	NY [22]	10004 [23]
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert G. Lowenthal, General Partner [30]

(Area Code)—Telephone No.

(212) 668-5782 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.



Dated the 27th day of Feb 19 2007

Manual signatures of:

1) ______________________

Principal Executive Officer or Managing Partner

2) ______________________

Principal Financial Officer or Partner

3) ______________________

Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12-31-06 [99]

SEC FILE NO. 8-33559 [98]

Consolidated [198]

Unconsolidated [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 15,824 [200]		$ 15,824 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	1,497,386 [295]		
B. Other	[300]	$ [550]	1,497,386 [810]
3. Receivables from non-customers	[355]	94 [600]	94 [830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	3,418,000 [419]		
C. Options	[420]		
D. Other securities	3,015,100 [424]		
E. Spot commodities	[430]		6,433,100 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ 20,620,725 [130]			
B. At estimated fair value	[440]	93,166,147 [610]	93,166,147 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	[910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS	$ 7,946,310 [540]	$ 93,166,241 [740]	$ 101,112,551 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. as of 12-31-06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	9,000 [1155]	[1355]	9,000 [1610]
16. Securities sold not yet purchased, at market value		48,800 [1360]	48,800 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 9,000 [1230]	$ 48,800 [1450]	$ 57,800 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ 32,507,374 [1020])	101,054,751 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 101,054,751 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 101,112,551 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd. as of 12-31-06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 600	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 6,826,480	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 6,925,580	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 9,000	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 9,000	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 0.130	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% -	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	4% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N	3880
24.	Net capital requirement (greater of line 22 or 23)	$ /	3760
25.	Excess net capital (line 10 less 24)	$ A	3910
26.	Net capital in excess of the greater of:		
	A. 6% of combined aggregate debit items or $120,000	$	3920
	B. 7% of combined aggregate debit items or $120,000	$	3930

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Phase II Financial, Ltd.

For the period (MMDDYY) from 1-1-06 to 12-31-06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period			$	62,341,687	4240
A. Net income (loss)				38,713,064	4250
B. Additions (Includes non-conforming capital of	$	4262	)		4260
C. Deductions (Includes non-conforming capital of	$	4272	)		4270
2. Balance, end of period (From item 1800)			$	101,054,751	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Item		Amount	Code
3. Balance, beginning of period	$	-	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$	-	4330

OMIT PENNIES

PHASE II FINANCIAL, LTD.
INCOME AND EXPENSE RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2006

NET INCOME AS REPORTED BY COMPANY'S UNAUDITED FOCUS REPORTS	38,877,197
ADD:	
Miscellaneous Error (2nd Quarter FOCUS)	9
	38,877,206
LESS:	
Foreign Tax Withheld on Dividend Income at Source (Canada) and Carried as Receivable on Unaudited Balance Sheet	164,142
NET INCOME PER AUDITED FOCUS REPORT	38,713,064

PHASE II FINANCIAL, LTD.
NET CAPITAL RECONCILIATION
WITH COMPANY'S COMPUTATION
DECEMBER 31, 2006

NET CAPITAL AS REPORTED ON COMPANY'S UNAUDITED PART II - FOCUS REPORTS		6,858,780
ADD:		
Reduction in Nonallowable Assets		164,142
		7,022,922
LESS:		
Additional Expense - Foreign Tax Withheld	164,142	
Haircuts on Securities Positions	(67,700)	
		96,442
NET CAPITAL PER AUDITED FOCUS REPORT		6,926,480

PHASE II FINANCIAL, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Net Income	38,713,064
Increase in Receivables from Brokers	3,150,577
Decrease in Accounts Payable	(2,000)
Net Securities Purchased and Change in Market Value	(41,881,140)
DECREASE IN CASH AND CASH EQUIVALENTS	(19,499)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,323
CASH AND CASH EQUIVALENTS AT END OF YEAR	15,824

NOTES TO FINANCIAL STATEMENTS
PHASE II FINANCIAL, LTD.
DECEMBER 31, 2006

1. ACCOUNTING METHOD

The statements are prepared on the accrual method of accounting. For cash flow purposes, only the checking account balances are considered as cash and cash equivalents.

2. INVESTMENTS

Investments are stated at market value, with unrealized gain or loss recognized in income.

3. INCOME TAXES

The Company is a partnership and both Federal and New York income taxes are applicable credits flow-through to the partners.

4. RESERVE REQUIREMENTS

The Company does not carry any customer accounts or handle any securities. All customer accounts are cleared on an introducing fully disclosed basis with Oppenheimer & Co. Inc. Therefore, the computation for determination of reserve requirements, and information relating to the possession or control requirements under Rule 15C 3-3 are not applicable.

5. SAFEGUARDING PROCEDURES

The Company does not carry customer accounts or handle securities and, therefore, there are no safeguarding procedures to review.

6. MATERIAL INADEQUACIES

No material inadequacies were found to exist at December 31, 2006, nor to have existed during the year ended December 31, 2006.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOCUS REPORT
FORM X-17A-5
SCHEDULE I

(To be filed annually as of the end of calendar year)

Contents

* * * * *

Phase II Financial, Ltd.

Name of Respondent

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	.... 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Schedule I

INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17a-5

Report for the Calendar Year 2006 [8004]
or if less than 12 months

Report for the period beginning 01 / 01 / 06 (MM DD YY) [8005] and ending 12 / 31 / 06 (MM DD YY) [8006]

SEC FILE NUMBER: 8- 33559 [8011]

1. NAME OF BROKER DEALER
   Phase II Financial, Ltd. [8020]

   N 9 — OFFICIAL USE ONLY — Firm No. — M M Y Y [8021]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

		OFFICIAL USE ONLY	
NAME:	8053		8057
NAME:	8054		8058
NAME:	8055		8059
NAME:	8056		8060

Item	Code	Box
3. Respondent conducts a securities business exclusively with registered broker-dealers: (enter applicable code: 1 = Yes 2 = No)	2	8073
4. Respondent is registered as a specialist on a national securities exchange: (enter applicable code: 1 = Yes 2 = No)	2	8074
5. Respondent makes markets in the following securities:		
(a) equity securities ....(enter applicable code: 1 = Yes 2 = No)	2	8075
(b) municipals ....(enter applicable code: 1 = Yes 2 = No)	2	8076
(c) other debt instruments ....(enter applicable code: 1 = Yes 2 = No)	2	8077
6. Respondent is registered solely as a municipal bond dealer: (enter applicable code: 1 = Yes 2 = No)	2	8078
7. Respondent is an insurance company or an affiliate of an insurance company: (enter applicable code: 1 = Yes 2 = No)	2	8079
8. Respondent carries its own public customer accounts: (enter applicable code: 1 = Yes 2 = No)	2	8084
9. Respondent's total number of public customer accounts: (carrying firms filing X-17A-5 Part II only)		
(a) Public customer accounts	0	8080
(b) Omnibus accounts	0	8081
10. Respondent clears its public customer and/or proprietary accounts: (enter applicable code: 1 = Yes 2 = No)	2	8085

FOCUS REPORT
Schedule I
page 2

11. Respondent clears its public customer accounts in the following manner:
(enter a "1" in appropriate boxes)

Item	Value	Code
(a) Direct Mail (New York Stock Exchange Members Only)		8086
(b) Self-Clearing		8087
(c) Omnibus		8088
(d) Introducing	1	8089
(e) Other		8090
If Other please describe:		
(f) Not applicable		8091

12.(a) Respondent maintains membership(s) on national securities exchange(s):
(enter applicable code: 1 = Yes 2 = No) 2 8100

(b) Names of national securities exchange(s) in which respondent maintains memberships:
(enter a "1" in appropriate boxes)

Exchange	Value	Code
(1) American		8120
(2) Boston		8121
(3) CBOE		8122
(4) Midwest		8123
(5) New York		8124
(6) Philadelphia		8125
(7) Pacific Coast		8126
(8) Other		8129

13. Employees:

Item	Value	Code
(a) Number of full-time employees	0	8101
(b) Number of full-time registered representatives employed by respondent included in 13(a)	0	8102

Item	Value	Code
14. Number of NASDAQ stocks respondent makes market	0	8103
15. Total number of underwriting syndicates respondent was a member	0	8104

(Carrying or clearing firms filing X-17A-5 Part II)

16. Number of respondent's public customer transactions:

Item	Value	Code
Actual		8105
Estimate		8106
(a) equity securities transactions effected on a national securities exchange		8107
(b) equity securities transactions effected other than on a national securities exchange		8108
(c) commodity, bond, option, and other transactions effected on or off a national securities exchange		8109

FOCUS REPORT
Schedule I
page 3

Item	Value	Code
17. Respondent is a member of the Securities Investor Protection Corporation (enter applicable code: 1=Yes 2=No)	1	8111
18. Number of branch offices operated by respondent	0	8112
19. (a) Respondent directly or indirectly controls, is controlled by, or is under common control with, a U.S. bank (enter applicable code: 1=Yes 2=No)	2	8130
(b) Name of parent or affiliate		8131
(c) Type of Institution		8132
20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank (enter applicable code: 1=Yes 2=No)	2	8113
21. (a) Respondent is a subsidiary of a registered broker-dealer (enter applicable code: 1=Yes 2=No)	2	8114
(b) Name of parent		8116
22. Respondent is a subsidiary of a parent which is not a registered broker or dealer (enter applicable code: 1=Yes 2=No)	2	8115
23. Respondent sends quarterly statements to customers pursuant to 10b-10(b) in lieu of daily or immediate confirmations: (enter applicable code: 1=Yes 2=No)*	2	8117
24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	$ 0	8118

Required in any Schedule I filed for the calendar year 1978 and succeeding years

END